Date: 26/10/2009	510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: Crosshair Exploration & Mining Corp

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	13/11/2009
Record Date for Voting (if applicable) :	13/11/2009
Meeting Date :	18/12/2009
Blake, Cassels & Graydon LLP
Meeting Location (if available) :	23rd Floor, 595 Burrard Street
Vancouver, BC V7X 1L3

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	22763R101	CA22763R1010

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for Crosshair Exploration & Mining Corp